CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2006 OCT 16 P 3:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE





06017408

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

10 October 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Schedule 10	09/10/2006

Yours faithfully,

Pramila Bharj

Enc.

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

10/17

REG-Catlin Group Limited Schedule 10
Released: 09/10/2006

RNS Number:1998K
Catlin Group Limited
09 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		5,100
BARCLAYS CAPITAL NOMINEES LIMITED		607,058
BARCLAYS CAPITAL NOMINEES LIMITED		5,100
BNP PARIBAS		39,257
BOISS NOMINEES LTD	4224361	116,391
CHASE NOMINEES LTD	16376	62,898
CHASE NOMINEES LTD	20947	5,782,221
CHASE NOMINEES LTD	21359	180,032
CHASE NOMINEES LTD	28270	42,963
CHASE NOMINEES LTD	28270	96,596
CIBC MELLON GLOBAL SECURITIES		32,261
Clydesdale Nominees HGB0125	120192701	5,000
INVESTORS BANK AND TRUST CO.		1,539,236
INVESTORS BANK AND TRUST CO.		2,311
INVESTORS BANK AND TRUST CO.		66,298
INVESTORS BANK AND TRUST CO.		117,448
INVESTORS BANK AND TRUST CO.		1,683
INVESTORS BANK AND TRUST CO.		55,568
INVESTORS BANK AND TRUST CO.		661,007
JP MORGAN (BGI CUSTODY)	16331	28,064
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16341	62,302
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	975,674
JP MORGAN (BGI CUSTODY)	18409	113,350

JPMorgan Chase Bank	55,580
JPMORGAN CHASE BANK	265,110
Master Trust Bank	28,914
Mellon Trust - US CUSTODIAN /	68,067
MELLON TRUST OF NEW ENGLAND	38,943
NORTHERN TRUST BANK - BGI SEPA	77,470
NORTHERN TRUST BANK - BGI SEPA	108,586
STATE STREET BANK & TRUST - WI	80,438
STATE STREET BOSTON	72,378
STATE STREET TRUST OF CANADA -	73,343
The Northern Trust Company - U	47,412
Trust & Custody Services Bank	44,642
Total	11,927,897

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
5,690,613

8. Percentage of issued class
3.48%

9. Class of security
COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 4 OCTOBER 2006. "SHARES DISPOSED" IS
DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

9 October 2006

12. Total holding following this notification
11,927,897

13. Total percentage holding of issued class following this notification
7.29%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making
this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

9 October 2006

END
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